Exhibit 99.1

China New Borun Reappoints Executive Officer to Board of Directors

Beijing, China, June 2, 2011 — China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, today announced that it has reappointed Mr. Hengxiu Song as a member of the Company’s board of directors.

Effective June 2, 2011, Mr. Hengxiu Song, the Company’s Chief Operations Officer since 2010, is reappointed as a member of the board of directors.  Mr. Song previously served as a director of the Company from April 2010 to November 2010 and has also served as the director of administration of the Company’s subsidiary Shandong Borun Industrial Co., Ltd. since April 2005.  Mr. Song obtained a bachelor’s degree in Economics and Management from the Capital University of Economics and Business.

Immediately prior to Mr. Song’s reappointment, Mr. Rong Chen resigned as a member of the board of directors. Mr. Chen’s resignation did not arise from any disagreement with or any matter relating to the Company’s management, operations, policies or practices.

About China New Borun Corporation

China New Borun Corporation is a leading producer and distributor of corn-based edible alcohol in China.  Borun’s edible alcohol products are primarily sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage that is sold throughout China in retail stores, restaurants and bars. The Company also produces DDGS Feed, corn germ, liquid carbon dioxide, and crude corn oil as by-products during the alcohol production process.  China New Borun is based in Shouguang, Shandong Province.  For more information about the company, please visit www.chinanewborun.com.

Contact Information

Three Part Advisors, LLC

John Palizza

Phone: +1 281 727 6775

Email: jpalizza@threepa.com